Exhibit 4.24(c)

AMENDMENT NO. 3 TO UNDERTAKING AGREEMENT

AMENDMENT dated as of April 27, 2005 to the Undertaking Agreement dated as of December 17, 2003 (as heretofore amended, the "Undertaking Agreement") by LYONDELL CHEMICAL COMPANY, a Delaware corporation ("Lyondell"), in favor of the PURCHASERS (as defined in the Receivables Purchase Agreement dated as of December 17, 2003 (the "Receivables Agreement") among Lyondell Funding II, LLC, as Seller, Lyondell, as Servicer, the Purchasers from time to time party thereto and Citicorp USA, Inc., as asset agent and administrative agent (the "Agent") for the Purchasers) and CITICORP USA, INC., as Agent.

The parties hereto agree as follows:

Section 1. Defined Terms; References. Unless otherwise specifically defined herein, each term used herein which is defined in the Undertaking Agreement, or incorporated by reference therein, has the meaning assigned to such term in the Undertaking Agreement or so incorporated. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "this Agreement" and each other similar reference contained in the Undertaking Agreement shall, after this Amendment becomes effective, refer to the Undertaking Agreement as amended hereby.

Section 2. Amended Definitions. (a) Section 1.01 of the Undertaking Agreement is hereby amended by deleting the terms, "Acquisition", "Consolidated Net Worth", "Distributable Cash Flow", "Net Working Investment", and "Regular Preferred Stock Payment", together with their respective definitions, in their entirety.

(b) Section 1.01 of the Undertaking Agreement is hereby amended by inserting the following definitions therein in correct alphabetical order:

The "Compliance Test" is satisfied at any date if, and only if, at such date (i) the ratio of Senior Secured Indebtedness at such date to Adjusted EBITDA for the period of four consecutive Fiscal Quarters ended at the date of the then most recent annual or quarterly Lyondell Financial Statements furnished to the Agent pursuant to Section 3.01 (the date of such financial statements being referred to as the "quarterly date") is less than 2.5 to 1.0 and (ii) the Interest Coverage Ratio at the quarterly date is greater than 3.0 to 1.0.

For the purposes of Section 3.13(g), the Compliance Test shall be calculated on a pro forma basis as if the applicable Investment and any related incurrence of Indebtedness had taken place on the first day of the period of four Fiscal Quarters ended on the quarterly date, reflecting the benefit of such anticipated expense reductions and similar synergies as such reductions and synergies could properly be reflected in pro forma financial statements included in a registration statement filed under the Securities Act of 1933, as amended.

"Distributed Cash Flow" means with respect to any Lyondell Joint Venture or non-wholly owned Subject Assets Transferee for any period, an amount equal to the greater of (i) zero and (ii) cash distributions by such Person to Lyondell or a JV Subsidiary during such period (including repayment of Investments made in such Person by Lyondell or a Subsidiary) less the aggregate amount of Investments made by Lyondell or a Subsidiary in such Person during such period (other than Investments permitted by clause (B) of Section 3.19 and clause (ii) of the proviso to Section 3.19). For purposes of calculations hereunder, Investments made within 45 days after the end of a Fiscal Year as contemplated by clause (i) of the proviso to Section 3.19 shall be deemed made during such preceding Fiscal Year.

"Senior Secured Indebtedness" means the Indebtedness of the Non-JV Group at such date (exclusive of (A) unsecured Indebtedness, (B) Indebtedness for which irrevocable notice of redemption has been duly given and for which redemption money in the necessary amount has been irrevocably deposited with the applicable trustee or paying agent in trust for the holders of such Indebtedness, and (C) Indebtedness under the Series A Senior Secured Note Indenture that has been defeased in accordance with the terms of such indenture).

(c) The following definitions in Section 1.01 of the Undertaking Agreement are amended to read in their entirety as follows:

"Adjusted EBITDA" means, for any period, the sum of (i) the EBITDA of the Non-JV Group for such period, adjusted to exclude the effect of one time charges incurred by the Non-JV Group in connection with (A) a TDI Sale and (B) other cash restructuring charges in an aggregate amount not exceeding $50,000,000, plus (ii) the Distributed Cash Flow of all Lyondell Joint Ventures and non-wholly owned Subject Assets Transferees for such period.

"EBITDA" means, for any Person for any period, the Net Income of such Person for such period plus without duplication, to the extent deducted in determining such Net Income, (x) interest expense (including, to the extent not otherwise included in such interest expense, all "Yield" (or similar return) accrued under any Securitization Transaction), Indebtedness prepayment premiums, income tax expense and depreciation, amortization and other similar non-cash charges and (y) asset write-downs (other than write-downs of current assets) and other charges which are not cash costs (other than accounting accruals in the ordinary course of business); provided that, in the case of clause (y), if any such charge represents a cash payment in any future period, such cash payment shall be deducted when calculating EBITDA for such future period.

"Equistar Partnership Agreement" means the Amended and Restated Limited Partnership Agreement of Equistar dated as of November 29, 2004.

"Interest Coverage Ratio" means, at any date, the ratio of (i) Adjusted EBITDA for the period of four consecutive Fiscal Quarters ended on or most recently prior to such date to (ii) the interest expense of the Non-JV Group for such period (including, to the extent not otherwise included in such interest expense, all "Yield" (or similar return) accrued under any Securitization Transaction).

(d) The definition of "Capital Expenditures" in Section 1.01 of the Undertaking Agreement is hereby amended by (i) deleting the phrase "Lyondell and its Consolidated Subsidiaries" contained therein and inserting the phrase "the Non-JV Group" in its place, (ii) deleting the word "and" at the end of clause (ii) of the first proviso thereto and inserting a comma in its place, and (iii) by adding the phrase "and, (iv) Business Acquisitions and Investments made pursuant to Section 3.13(e) or (g)" at the end of such proviso.

(e) The definition of "Non-JV Group" in Section 1.01 of the Undertaking Agreement is hereby amended by adding the phrase "any Subsidiary of a Lyondell Joint Venture," after the term Lyondell Joint Ventures contained therein.

(f) The definition of "Ordinary Course Liens" in Section 1.01 of the Undertaking Agreement is hereby amended by deleting from clause (o) thereof the phrase "and no Event of Termination would exist at such time under Section 7.1(k) of the Receivables Purchase Agreement if (in the event the judgment for which such bond is to be posted is not deducted as a liability in determining Consolidated Net Worth) the amount of cash and cash equivalents subject to such Liens were deducted from Consolidated Net Worth."

(g) Section 1.02 of the Undertaking Agreement is hereby amended by deleting clause (b) thereof and inserting the following in its place:

"(b) Calculations with respect to the Non-JV Group shall be calculated from the Lyondell Financial Statements, excluding Lyondell's interest in the income or losses of any Lyondell Joint Venture, JV Subsidiary or non-wholly owned Subject Assets Transferee."

Section 3. Amendments to Article 3. (a) Section 3.01 of the Undertaking Agreement is hereby amended by (i) inserting the following new clauses (a) and (b):

"(a) as soon as available and in any event within 85 days after the end of each Fiscal Year, Lyondell Financial Statements for such Fiscal Year, setting forth in comparative form the figures for the previous Fiscal Year, all certified (subject to normal year-end adjustments) as to fairness of presentation and derivation from financial statements prepared consistently with GAAP by Lyondell's chief financial officer or chief accounting officer;

(b) as soon as available and in any event within 50 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, Lyondell Financial Statements for the portion of the Fiscal Year ended at the end of such Fiscal Quarter, setting forth in the case of each statement of income and of cash flows in comparative form the figures for the corresponding period in the previous Fiscal Year, all certified (subject to normal year-end adjustments) as to fairness of presentation and derivation from financial statements prepared consistently with GAAP by Lyondell's chief financial officer or chief accounting officer",

(ii) re-lettering former clauses (a) through (c) as clauses (c) through (e), and (iii) deleting the phrase "Sections 5.5(b) and 5.5(c) of the Receivables Purchase Agreement" in the newly re-lettered clause (c) thereof and inserting the phrase "clauses 3.01(a) and 3.01(b) in place thereof.

(b) Section 3.13 of the Undertaking Agreement is hereby amended by deleting clause (g) thereof and inserting the following in its place:

"(g) Investments made after the Closing Date if, immediately after such Investment is made or acquired (i) the aggregate net book value of all Investments permitted by this clause (i) does not exceed $25,000,000, or (ii) the Compliance Test would be satisfied.".

(c) Section 3.14 of the Undertaking Agreement is hereby amended by (i) deleting the word "or" after clause (i) of the proviso thereto and inserting a comma in place thereof, and (ii) adding at the end of the proviso the phrase ", or (iii) Lyondell from issuing shares of its common stock upon conversion of Millennium's 4.000% Convertible Debentures due 2023".

(d) Section 3.16 of the Undertaking Agreement is hereby amended by (i) deleting clause (a) thereof, and (ii) re-lettering existing clauses (b) through (e) thereof as clauses (a) through (d).

(e) Section 3.17 of the Undertaking Agreement is hereby amended by (i) inserting the phrase, "ending prior to the date on which Lyondell first delivers the financial statements and certificate required pursuant to Section 3.01(a) or (b) and 3.01(c), respectively, demonstrating that the Compliance Test is satisfied as of the date of such financial statements" after the first appearance of the term "Fiscal Year" therein, and (ii) deleting the phrase "Lyondell and its Consolidated Subsidiaries" contained therein and inserting the phrase "the Non-JV Group" in its place.

(f) Section 3.19 of the Undertaking Agreement is hereby amended by (i) deleting the word "and" after clause (i) of the proviso thereto and inserting a comma in place thereof, (ii) inserting after clause (i) of the proviso the phrase "(ii) Lyondell and its Subsidiaries may make an Investment in any Lyondell Joint Venture, if immediately after such Investment is made, the Compliance Test would be satisfied,", (iii) re-numbering existing clause (ii) of the proviso as clause (iii), and (iv) inserting after the newly re-numbered clause (iii) of the proviso and before the parenthetical phrase at the end of such proviso the phrase ", and (iv) Lyondell's acquisition of Millennium will not be subject to the restrictions of this Section".

Section 4. Representations of Lyondell. Lyondell represents and warrants that (i) the representations and warranties of Lyondell set forth in Article 2 of the Undertaking Agreement and Article IV of the Receivables Agreement will be true in all material respects on and as of the Amendment Effective Date (as defined below) with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date and (ii) no Potential Event of Termination or Event of Termination will have occurred and be continuing on such date.

Section 5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

Section 6. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 7. Effectiveness. This Amendment shall become effective on the date (the "Amendment Effective Date") when the Agent shall have received counterparts hereof signed by each of the Required Purchasers and Lyondell (or, in the case of any party as to which an executed counterpart shall not have been received, the Agent shall have received in form satisfactory to it facsimile or other written confirmation from such party of execution of a counterpart hereof by such party). Promptly after the Amendment Effective Date occurs, the Agent shall notify Lyondell and the Purchasers thereof, and such notice shall be conclusive and binding on all parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

LYONDELL CHEMICAL COMPANY
By:	/s/ Karen A. Twitchell
Name: Karen A. Twitchell
Title: Vice President and Treasurer
CITICORP USA, INC., as Agent
By:	/s/ David Jaffe
Name: David Jaffe
Title: Director/Vice President
BANK OF AMERICA, N.A.
By:	/s/ Stephen J. King
Name: Stephen J. King
Title: Vice President

JPMORGAN CHASE BANK, N.A..
By:	/s/ Stacey L. Haimes
Name: Stacey L. Haimes
Title: Vice President

NATIONAL CITY BUSINESS CREDIT, INC.
By:	/s/ Anthony Alexander
Name: Anthony Alexander
Title: Vice President

WELLS FARGO FOOTHILL, LLC
By:	/s/ Patrick McCormack
Name: Patrick McCormack
Title: Assistant Vice President

THE BANK OF NEW YORK
By:	/s/ Raymond J. Palmer
Name: Raymond J. Palmer
Title: Vice President